Alarum Technologies Ltd.

30 HaArba’a Street
Tel Aviv
6473926 Israel

September 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Alarum Technologies Ltd. (CIK 0001725332)
Registration Statement No. 333-274604 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Alarum Technologies Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 29, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

aLARUM TECHNOLOGIES LTD.

By:	/s/ Shachar Daniel
Shachar Daniel Chief Executive Officer